February 22, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 25, 2016

Filed August 26, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

Filed January 31, 2017

Form 8-K furnished January 26, 2017

File No. 000-49602

Dear Ms. Collins:

Synaptics Incorporated (the “Company”) thanks you for the correspondence of the staff of the U.S. Securities and Exchange Commission (the “Commission’) dated February 21, 2017 (the “Comment Letter”), relating to the aforementioned Form 10-K and other documents.

We note that the Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days, or advise when the Company will provide a response. We are currently reviewing the Comment Letter. The Company respectfully requests that it be allowed to tender our response no later than March 17, 2017. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments, particularly in light of the fact that several of our key employees are absent from the office this week and next week for personal and business reasons.

If you have any questions regarding this matter, please feel free to contact me by telephone at (408) 904-2741.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland
John McFarland
Senior Vice President, General Counsel, and Secretary

Cc:	David Edgar, Staff Accountant

Rebekah Lindsey, Staff Accountant

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com